November 16, 2005
Via EDGAR
Mr. Craig Slivka
Staff Attorney
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

RE:	The Valspar Corporation (the “Company”) Form S-4 Filed September 30, 2005 File No. 333-128753
Dear Mr. Slivka:
This letter responds on behalf of the Company to the comment letter from Ms. Pamela A. Long to Mr. Rolf Engh dated October 28, 2005 with respect to the filing listed above. Included below are the SEC’s comments and the corresponding responses of the Company, which are being submitted together with our first amendment to the subject registration statement.
For your convenience, we are also sending you two copies of the amended registration statement, marked to indicate where changes have been to the document since the September 30 filing. All references to page numbers in this letter are references to pages of these marked copies.
General
1.	Prior to effectiveness, please provide us with a supplemental letter that you are registering the exchange offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Sherman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental, representations from Sherman & Sterling and Morgan Stanley & Co. Incorporated.
We are registering the exchange offer in reliance on the no-action letters referenced in your comment. As requested, the supplemental representations from Sherman & Sterling and Morgan Stanley & Co. Incorporated are included in a supplemental letter provided to the Commission herewith.

Mr. Craig Slivka
November 16, 2005

2.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
The offer will be open for at least 20 full business days as required under Rule 14e-1(a). We hereby confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
3.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).
In our amended registration statement, we have revised the prospectus to keep the offer open through at least 10:00 a.m. on the date of expiration. The final expiration date that will be included in our final prospectus will be no earlier than the twenty-first business day following commencement of the exchange offer. Please refer to page 18.
4.	Please file your letter of transmittal with your next amendment or as soon as possible. Note that we need time to review and, if necessary, comment upon it.
The form of letter of transmittal is included as an exhibit to our amended registration statement.
5.	Please file a legal opinion and the registration rights agreement as exhibits to the registration statement.
The legal opinion and registration rights agreement are included as exhibits to the amended registration statement. Please note that outside counsel will now provide the legal opinion, rather than Mr. Engh.
Cautionary Note Regarding Forward-Looking Statements, page iv
6.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.
In our amended registration statement, we have revised the language to expressly state that the Private Securities Litigation Reform Act safe harbor protections for forward-looking statements do not apply to statements made in connection with the exchange offer. Please refer to page 13.

Mr. Craig Slivka
November 16, 2005

7.	Please relocate this section to follow the Risk Factors.
In our amended registration statement, we have relocated this section to follow the Risk Factors, as requested. Please refer to page 12.
Prospectus Summary, page 1
8.	We note your statement that you are a leading global coatings and paint manufacturer and distributor. Please specify the measure upon which you base this and other similar statements throughout your prospectus.
The primary measure upon which we base our statement that we are a “leading global coatings and paint manufacturer and distributor” is sales revenues. The Company was ranked in the top ten of worldwide paint, coatings, adhesives and sealants manufacturers by revenue in the “2004 Top Companies Report” of Coatings World (Rodman Publications, July 2004), based on 2003 reported revenues. The Company was ranked in the top three of U.S. coatings manufacturers by revenue in the 1 May 2005 “Acquisitions Reshape the Face of the Paint Industry” article in Paint & Coatings Industry magazine (BNP Media, 2005).
We also offer a broad range of paint and coatings products. The only major coatings market segment in which the Company does not participate is automotive OEM coatings. Based on our U.S. and worldwide revenues, as well as our broad paint and coatings capabilities, we consider ourselves a leading global coatings and paint manufacturer and distributor.
Risk Factors, page 8
The industries in which we operate are highly competitive and some of our competitors may be larger and may have greater financial resources than we do, page 8
9.	This risk factor appears generic and could apply to any issuer. If you elect to retain this and any other general risk factor in your prospectus, you must clearly explain how they apply to your industry, company or offering.
We have revised the narrative following this risk factor to explain more fully how this risk factor applies to our industry and company. Please refer to our amended registration statement, page 8.
We derive a substantial portion of our revenues from foreign markets, which subjects us to additional business risks, page 9
10.	In order to make this risk factor more currently relevant to you, please provide, if any, examples of how the bulleted points have affected your operations.
Although the bulleted points have not had a material affect on the Company’s operations to date, these types of risks have affected other international companies’ operations, and we believe investors should consider these risks. As the portion of the Company’s revenues from foreign markets continues to increase, these risks become even more relevant for the Company.

Mr. Craig Slivka
November 16, 2005

Environmental laws and regulations could subject us to significant future liabilities, page 10
11.	This risk factor uses language like “there is no assurance.” Please delete this language; the real risk is not your inability to offer assurance, but the condition described. If this risk factor is not currently material, please revise or delete as necessary.
We have deleted the “no assurance” language from the risk factor. Please see page 11. This risk factor is currently material, as environmental laws and regulations remain important in the paint and coatings industry. Failure to substantially comply with environmental laws or regulations or failure to properly manage compliance can lead to material liability. These laws and regulations also continue to change over time, requiring ongoing compliance efforts.
Because a significant portion of our operations is conducted through our subsidiaries and joint ventures, our ability to service our debt is largely dependent. . ., page 11
12.	Please briefly elaborate on any of the specific restrictions that your subsidiaries and joint ventures have in making payments to you.
We have added further discussion as requested. Please refer to page 11.
Conditions, page 17
13.	All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language in the introductory paragraph accordingly.
We have revised the language in the introductory paragraph as requested. Please see page 17.
14.	We note that you may determine in your “sole discretion” whether certain offer conditions have occurred. Please revise to include an objective standard for the determination of whether a condition has been satisfied.
We have revised the referenced language to include a standard of “reasonable discretion, based on the advice of counsel.” Please refer to page 18. We believe this standard is appropriate because determination of the occurrence or non-occurrence of either condition requires a legal judgment.
Expiration Date; Extensions; Amendments, page 17
15.	We note that you reserve the right to delay the exchange offer. Clarify in what circumstances you will delay acceptance and confirm that any such delay will be

Mr. Craig Slivka
November 16, 2005

consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.
You are correct that we will delay acceptance only due to an extension of the exchange offer. The relevant language has been revised accordingly. Please see page 18.
16.	Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).
Since any notice of extension that we give to our exchange agent will be followed promptly by the type of public announcement described in the prospectus (no later than 9:00 am on the next business day after the previously scheduled expiration date), we believe this arrangement expressly satisfies the requirements of Rule 14e-1(d).
Our Acceptance of Old Notes for Exchange, page 18
17.	We note your statement that unaccepted or non-exchanged old notes will be returned without expense to the tendering holder “as promptly as practicable” after the expiration or termination of the exchange offer. Rule 14c-1(c) requires that you return the old notes “promptly” upon expiration or termination of the offer, applicable. Please revise here and throughout the prospectus, as necessary.
We have revised the registration statement as requested. Please see page 19.
Other Fees and Expenses, page 21
18.	Please confirm the $25,000 figure presented in this section. We note the SEC filing fee is $17,655.
We inadvertently omitted the SEC filing fee from our expense estimate. In our amended registration statement, we have included the SEC filing fee and our estimate of legal and accounting fees expected in connection with the SEC review and comment process. Please refer to page 23.
Legal Matters, page 40
19. Please specify the legal matters that will be passed upon by Rolf Engh, Esq.
Please refer to the legal opinion submitted as Exhibit 5 to our amended registration statement. As noted in our response to comment 5, our outside counsel will provide the legal opinion. In addition, we have added a general description of the subject legal opinions under the “Legal Matters” caption of the amended registration statement. Please see page 41.

Mr. Craig Slivka
November 16, 2005

Selected Consolidated Financial Data, page 13
20.	We note that you disclose the impact of an after-tax charge for furniture claims expense on furniture protection plans that you recorded in FY2003. We also note that you highlighted and disclosed the impact of this FY2003 charge in a Form 8-K you filed on November 22, 2004 and in the Eleven Year Financial Summary in your FY2004 Form 10-K. It is not clear to us how and why your determined it is appropriate to highlight and disclose the impact of the FY2003 charge without also highlighting and disclosing the impact of the partial reversal of the charge in FY2004. It appears to us that the partial reversal of the charge represents over 14% of the total improvement and over 28% of the adjusted improvement in net income between FY2003 and 2004. Please revise the Form S-4 and please explain to us how and why you believe your prior filings were adequate.
Although the reversal was not highlighted in the November 22, 2004 8-K or the Eleven Year Financial Summary in our FY2004 10-K, it was disclosed in MD&A (“A number of strategic initiatives and operational changes were implemented in this business in 2004 that successfully reduced the estimated future claims expense. These initiatives had a favorable 0.3% impact on expenses as a percentage of net sales in 2004, or $6,898,000.”) and in Note 15 to our financial statements. As further described in our response to comment 27, the partial reversal of the charge in FY2004 was due to sustainable operational changes made in the business during that year. We have also noted the partial reversal in note (A) on page 14 of Amendment No. 1 to the registration statement.
Our FY2005 results support the change in estimate recognized in FY2004. To the extent further changes in estimate are recorded in fiscal 2005 related to the charge recorded in fiscal 2003 we will include these items in MD&A, to the extent material.
See also our response to comment 27.
Item 21. Exhibits, page II-2
21.	Supplementally, please explain the purpose of exhibits 4(b)-4(e).
These exhibits disclose other public debt of the Company. We believe these exhibits are required under Item 601(b)(4)(ii) of Regulation S-K.
Signatures, page II-4
22.	Valspar’s principal executive officer, principal financial officer, and its controller or principal accounting officer must sign the registration statement. Please revise.
In our amendment to the registration statement, we have included a signature from Lori A. Walker, the Company’s Controller and principal accounting officer. The signatures of the

Mr. Craig Slivka
November 16, 2005

Company’s principal executive officer and principal financial officer were included in the original filing, and are also included in Amendment No. 1.
Form 10-K for the fiscal year ended October 29, 2004
General
23.	To the extent applicable, please comply with the following comments in your future annual and quarterly filings and provide your proposed disclosures on a supplemental basis.
We will comply as noted.
24.	Please tell us, with a view toward disclosure, the legal actions that are pending against the company related to personal injury, product liability and environmental liabilities. Please quantify the damages sought by the plaintiffs.
For fiscal years 2001 through 2005, average environmental expenses were less than $2 million per year. For the same period, average settlement costs for personal injury and product liability/warranty matters were just over $2 million per year. We do not expect such costs and settlements to be materially different from these levels in the near future.
Since the pending legal actions against the company related to personal injury, product liability and environmental liabilities are not expected, individually or in the aggregate, to have a material adverse effect on the Company’s financial condition or results of operation, we would not expect to list individual cases in future quarterly or annual filings.
MD&A, Operations
25.	Please quantify the impact of price increases on sales and the impact of raw material cost increases on gross profits, including the primary raw material costs you are exposed to. Please disclose and discuss management’s expectations regarding trends in sales prices and raw material costs.
Our overall raw material costs have increased by more than 20% over the last 24 months. We have increased prices across most product lines in an effort to recover raw material cost increases. Quantifying the discrete impact of price increases on net sales is not possible, however, as our product mix changes from period to period, partly in response to price increases and partly in response to factors unrelated to price increases. When we discuss net sales in our periodic reports, we normally discuss combined price/mix changes and the primary drivers of changes in price/mix. The primary categories of raw materials we purchase are pigments, resins, solvents and additives. We expect costs for many of our raw materials to continue to increase, particularly resins and solvents, and we will continue to raise prices in an effort to keep pace with raw material cost increases.

Mr. Craig Slivka
November 16, 2005

26.	For each period presented, please disclose and discuss the reasons for changes in EBIT of your “other” segment in MD&A.
In accordance with quantitative thresholds in paragraph 18 and paragraphs 20 and 21 of SFAS No. 131, the Company has combined information about other business activities in “all other”. The sources of revenue included in “all other” are described in Note 14. Management has interpreted Financial Reporting Release 501.06.a Other Observations, Segment Analysis, to require MD&A to include a discussion of the Company’s significant reportable segments, which management believes are the paints and coatings segments. To the extent items related to the operations classified in “all other” warrant discussion in MD&A based upon their impact to a particular financial statement line item, we believe it is appropriate to discuss those items in the portion of MD&A which covers the consolidated results of operations and changes in the individual financial statement line items.
27.	We note your disclosures related to charges for furniture claims expense on furniture protection plans that you recorded in FY 2003 and the partial reversal of the charges in FY 2004. Please tell us the following additional information:
The Company is submitting a separate letter in response to this comment. Confidential treatment of that letter is being requested, and that letter is being filed separately on the date hereof pursuant to Rule 83 of the SEC’s Rules of Practice.
28.	We note your disclosure that other expense (income), net includes the loss on the sale of assets. Please tell us the amount of any such losses and include them in income from operations as required by paragraph 45 of the SFAS 144.
The amount of loss in 2004 from the sale of plant assets was approximately $2,000,000 and was included in other expense. We note the comment and will reclassify the amount accordingly as administrative expense.
MD&A, Financial Condition
29.	To the extent receivables and inventories increase at a higher rate than sales, disclose and discuss the additional reasons for the increases.
We note the comment and will comply when applicable. We note that receivables and inventory did not increase at a higher rate than sales in FY2004.
30.	Revise the table of contractual obligations to also include estimated obligations related to interest expense and employee benefit plans.
We note this comment and will comply by including estimated obligations related to interest expense and employee benefit plans in future filings.

Mr. Craig Slivka
November 16, 2005

Consolidated Financial Statements
Note 1 — Significant Accounting Policies, Goodwill and Indefinite-Lived Intangible Assets
31.	We note that your impairment policies for goodwill and indefinite-lived intangible assets state that you compare their carrying values to undiscounted cash flows and, if applicable, measure impairment by comparing carrying values to fair values. It is not clear to us how your disclosed policies comply with paragraphs 17 and 19-22 of SFAS 142. Please confirm to us that impairment analyses performed in accordance with paragraphs 17 and 19-22 of SFAS 142 would not result in any changes to the financial statements presented. Please also confirm to us that you separately assess goodwill and each indefinite-lived intangible asset for impairment. In addition, please ensure that your disclosed accounting policies comply with SFAS 142 and that your critical accounting policies in MD&A fully address how you separately assess and determine the fair value of goodwill and each indefinite-lived intangible asset.
We confirm that impairment analyses performed in accordance with paragraphs 17 and 19-22 of SFAS 142 would not result in any changes to the financial statements presented. We also confirm that we separately assess goodwill and each indefinite-lived intangible asset for impairment.
On a going forward basis, we will revise our disclosure with respect to this critical accounting policy to read as follows:
Goodwill and Other Intangible Assets: Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other intangible assets consist of customer lists and relationships, purchased technology and patents and trademarks.
Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” (Statement 142), requires that goodwill for each reporting unit be reviewed for impairment at least annually. The Company has two reporting units (see Note ___). The Company tests goodwill for impairment using the two-step process prescribed in Statement 142. In the first step, the Company compares the fair value of each reporting unit, as computed primarily by present value cash flow calculations, to its book carrying value, including goodwill. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired, and the Company would then complete step 2 in order to measure the impairment loss. In step 2, the Company would calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in step 1). If the implied fair value of goodwill is less than the carrying value of goodwill, the Company would recognize an impairment loss equal to the difference.
Management also reviews definite-lived intangible assets for impairment at least annually to determine if any adverse conditions exist that would indicate impairment. If the carrying value of definite-lived intangible assets exceeds the undiscounted cash flows, the carrying value is written down to a fair value in the period identified. Indefinite-lived intangible assets are reviewed at least annually for impairment by calculating the fair value of the assets and comparing with their carrying value. In assessing fair value, management generally utilizes present value cash flow calculations using an appropriate risk-adjusted discount rate.

Mr. Craig Slivka
November 16, 2005

During the fourth quarters of 2005 and 2004, management completed its annual goodwill and other intangible asset impairment reviews with no impairments to the carrying values identified.]
Note 7 — Guarantees and Contractual Obligations
32.	Please provide a roll-forward of warranty claims for each period you present a statement of income as required by FIN 45 (including comparative interim periods). In addition, revise the roll-forward to separately present accruals related to warranties issued during the reporting period and accruals related to preexisting warranties (including adjustments related to changes in estimates) as required by paragraph 14.b of FIN 45.
We will provide a warranty claims roll-forward in the format noted below in future periodic filings.

Two year summary
Balance, October 31, 2003	$82,128
Change in accrual from previous fiscal year	6,898
Additional net deferred revenue/accrual made during the period	30,339
Payments made during the period	(30,989)

Balance, October 29, 2004	$88,376

Change in accrual from previous fiscal year	XXX
Additional net deferred revenue/accrual made during the period	XXX
Payments made during the period	XXX

Balance, October 28, 2005	XXX

Note 8 — Goodwill and Other Intangible Assets
33.	Please provide a roll-forward of goodwill for each period you present a balance sheet by reportable segment as required by paragraph 45 of SFAS 142.
We will provide a goodwill roll-forward in the format noted below in future periodic filings.

Goodwill Roll-Forward	Paints	Coatings	Other	Total
Goodwill Balance as of October 29, 2004	68,346	901,314	26,902	996,562
Goodwill acquired during FY 2004	XXX	XXX	XXX	XXX
Currency Translation	XXX	XXX	XXX	XXX

Goodwill Balance as of October 28, 2005	XXX	XXX	XXX	XXX

Mr. Craig Slivka
November 16, 2005

34.	Based on your reference to independent appraisals, it appears to us that you should identify these experts and provide their consents.
An independent evaluation was used in fiscal year 2001 as additional support for management’s estimates regarding useful lives for certain intangibles acquired in the Lilly Industries acquisition. It would be appropriate to remove the reference to independent appraisals from the footnote at this time. The following language will appear in the footnote in future periodic filings:
Amortization lives are based on management’s estimates, and amortization lives for intangible assets range from 10 to 40 years.
Note 14 — Segment Information
35. In regard to your segment disclosures:
•	Please tell us and disclose if you aggregate operating segments within your reportable segments;

•	If you do, please provide us an update of how you have considered the aggregation criteria in paragraph 17 of FAS 131 in determining that it is appropriate to combine these operating segments into one reporting segment; and

•	Please confirm that none of the revenue producing operations included in All Other exceed 10% of total revenues.
The Company is submitting a separate letter in response to this comment. Confidential treatment of that letter is being requested, and that letter is being filed separately on the date hereof pursuant to Rule 83 of the SEC’s Rules of Practice.
Form 10-Q for the Three Months Ended July 29, 2005
Item 2. Management’s Discussion and Analysis, page 14
36.	Please tell us how you are accounting for the planned closure of your manufacturing facilities.
We are accounting for the planned closure of our manufacturing facilities in accordance with FAS 144 and FAS 146.
* * * * * *

Mr. Craig Slivka
November 16, 2005

Please contact me at the telephone number listed above if you have any questions about our responses.
Sincerely,
/s/ Tim Beastrom
Tim Beastrom

cc:	Rolf Engh, Esq. Paul C. Reyelts Martin R. Rosenbaum, Esq.